Exhibit 99.5

ESSA Pharma Provides Business Update and Announces Financial Results for the Second Quarter Ended March 31, 2017

Houston, Texas and Vancouver, Canada, May 15, 2017 - ESSA Pharma Inc. (“ESSA” or the “Company”) (NASDAQ: EPIX, TSX: EPI), a clinical stage pharmaceutical company focused on developing novel therapies for prostate cancer, today reported financial results for the second quarter ended March 31, 2017 and progress on its clinical development program.

“We are pleased that EPI-506 continues to be well-tolerated, and that recent patient cohorts have achieved drug exposures within the targeted therapeutic range. We plan to treat additional patients at these drug levels, with our focus now being to augment our data set as we work to determine a dose selection for Phase 2,” said David R. Parkinson, MD, President and Chief Executive Officer of ESSA.

Clinical Development Update

ESSA initiated the Phase 1/2 clinical trial of EPI-506 in late 2015. The clinical trial is designed to demonstrate the safety, tolerability, maximum tolerated-dose, pharmacokinetics and efficacy of EPI-506 in the treatment of prostate cancer patients who have failed treatments with abiraterone or enzalutamide or both, the current standard-of-care drugs in metastatic castrate-resistant prostate cancer (“mCRPC”).

The Phase 1 portion of the clinical trial is an open-label, adaptive 3 + 3 design, dose-escalation study. Enrolled patients may be allowed to escalate to a subsequent higher dose cohort once the higher cohort has been shown to be safe. In addition to clinical, radiological and biochemical assessments including prostate specific antigen (“PSA”) measurements, patients are being characterized biologically with respect to characteristics known to be associated with resistance to currently used anti-androgen therapeutics. The clinical trial continues to enroll patients in both the United States and Canada. EPI-506 has been well tolerated in the clinical trial with a favorable safety profile to date. Patients are currently being enrolled in two parallel cohorts, onereceiving two doses per day and the other cohort receiving one dose per day.

ESSA hopes to establish a Phase 2 dose during the second half of calendar 2017 following completion of the Phase 1 clinical study, which is expected to include an expansion cohort of patients to further qualify a potential Phase 2 dose level. Following Phase 2 dose selection, the Phase 2 part of the clinical study would commence and will be conducted in the United States, Canada, the United Kingdom, and France, in patients with prostate cancer resistant to the newer generation of hormonal therapies. The Phase 2 study is a single-arm, open-label study, with a primary endpoint of number of patients demonstrating a 50% decline PSA, as well as radiographic progression. Additional information about the study can be found at ClinicalTrials.gov.

Second Quarter Financial Highlights

Amounts disclosed herein, unless specified otherwise, are expressed in United States dollars and in accordance with International Financial Reporting Standards (“IFRS”). References to “$” are to United States dollars and references to “C$” are to Canadian dollars.

•	Receipt of $1.2 million from CPRIT. The Company has received $1.2 million from the Cancer Prevention Research Institute of Texas (“CPRIT”) on a reimbursement basis for expenditures incurred during prior financial periods. Under ESSA’s agreement with CPRIT, a total of $12.0 million of grant funding (repayable out of potential product revenues) will be made available to the Company, of which $10.57 million had previously been received by the Company. A final amount of $229,201 remains outstanding, to be received by the Company upon final compliance reporting at the end of the grant period designated as December 31, 2017.

Summary Financial Results

•	Net Income (Loss). ESSA recorded a net loss of $7.61 million ($0.26 per common share) for the three months ended March 31, 2017, compared to a net loss of $1.05 million ($0.04 loss per common share) for the three months ended March 31, 2016.

•	Research and Development (“R&D”) expenditures. R&D expenditures for the three months ended March 31, 2017 were $2.55 million, net of $1.2 million grants from CPRIT ($3.75 million gross), compared to $2.5 million, for the three months ended March 31, 2016. R&D expenditures for the second quarter ended March 31, 2017 were primarily related to manufacturing and clinical costs as the Company continues its expanded clinical development of EPI-506, compared to the quarter ended March 31, 2016, as the Company was in early stages of its clinical development of EPI-506, which commenced in November 2015.

•	General and administration (“G&A”) expenditures. G&A expenditures for the three months ended March 31, 2017 were $1.36 million compared to $1.87 million for the three months ended March 31, 2016. The decrease was primarily due to streamlined activity of the Company as a public corporate entity since its initial listings on the TSX and NASDAQ in fiscal 2015 and not incurring the severance costs, related to the former CEO, in the recent period that had been incurred in the three months ended March 31, 2016.

Liquidity and Outstanding Share Capital

Cash on hand at March 31, 2017 was $12.6 million, with working capital of $9.7 million. In November 2016, the Company secured a $10.0 million term loan (see news release dated November 21, 2016) from the Silicon Valley Bank, of which $8.0 million has been drawn down, with the remaining $2.0 million becoming available upon the Company meeting certain conditions. In January 2017 and March 2017, the Company also received $4.0 million and $1.2 million, respectively, in funding from CPRIT. Management believes that the term loan from the Silicon Valley Bank, together with the Company’s existing capital, will provide the Company with sufficient funds to complete the Phase 1 clinical trial, depending on the enrollment rate and number of dose escalation steps. The Phase 1 portion is anticipated to be completed in the second half of calendar 2017. Management continues to consider sources of additional financing which would assure continuation of the Company’s operations and research programs.

As of March 31, 2017, the Company had 29,096,889 common shares issued and outstanding, 4,062,519 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of C$2.76 per common share, and 6,992,710 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $3.27 per common share.

Contact Information:

David Wood

Chief Financial Officer, ESSA Pharma Inc.

T: 778-331-0962

E: dwood@essapharma.com

About ESSA Pharma Inc.

ESSA Pharma is a clinical-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration resistant prostate cancer (“CRPC”) in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. Specifically, EPI-506 acts by disrupting the androgen receptor (“AR”) signaling pathway, which is the primary pathway that drives prostate cancer growth. EPI-002, the primary metabolite of EPI-506, prevents AR activation by binding selectively to the N-terminal domain (“NTD”) of the AR. A functional NTD is essential for activation of the AR. Blocking the NTD prevents activation of the AR by all of the three known mechanisms of activation. In pre-clinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

About Prostate Cancer

Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone (for example, androgen deprivation therapy (“ADT”)), disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease metastatic CRPC (“mCRPC”) and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years; despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those that have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and/or Canadian securities laws that may not be based on historical fact, including without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements regarding the Phase 1 clinical trial, including the drug exposures of the current dosing cohort, potential dose escalation in patients, the anticipated results and the completion thereof, the Phase 2 clinical trial, including details and anticipated timing thereof, and the expected location and number of Phase 2 clinical trial centres, the sufficiency of ESSA’s funds to execute the Phase 1 portion of the Phase 1/2 clinical trial and possible future financings by ESSA.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to the accuracy of ESSA’s financial projections, the Phase 1 portion of the Phase 1/2 clinical trial proceeding as expected, obtaining positive results of the clinical trials, obtaining regulatory approvals, and general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA’s Annual Report on Form 20-F dated December 14, 2016 under the heading “Risk Factors”, a copy of which is available on ESSA’s profile on the SEDAR website at www.sedar.com, ESSA’s profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA’s SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable securities law. Readers are cautioned against attributing undue certainty to forward-looking statements.

ESSA PHARMA INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Unaudited (Amounts in thousands of United States dollars)

	March 31, 2017	September 30, 2016

Cash	$12,619	$8,985
Prepaid and other assets	760	1,417

Total assets	$13,379	$10,402

Current liabilities	3,706	3,630
Long-term debt	7,136	—
Derivative liability	8,796	7,309
Shareholders' deficiency	(5,899)	(537)

Total liabilities and shareholders’ deficiency	$13,379	$10,402

ESSA PHARMA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

Amounts in thousands of United States dollars, except share and per share data

	Three months ended March 31, 2017	Three months ended March 31, 2016

OPERATING EXPENSES
Research and development	$2,549	$2,545
Financing costs	218	910
General and administration	1,364	1,874

Total operating expenses	(4,131)	(5,329)

Gain (loss) on derivative liability	(3,481)	4,283
Other items	1	(6)

Net income (loss) for the period	$(7,611)	$(1,052)

Basic and diluted loss per common share	$(0.26)	$(0.04)

Weighted average number of common shares outstanding	29,096,889	26,830,470